MR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09041802

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: K&Z Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Avenue of the Americas
(No and Street)

NY (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick O'Meara
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SEC Mail Processing
Section
MAR 11 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Kimsey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of K&Z Partners LLC, as of December, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NJOKU COLLINS
NOTARY PUBLIC STATE OF NEW YORK
QUALIFIED IN COUNTY OF THE BRONX
No.01NJ6189220
EXPIRES 2012

6/29/09

Notary Public

Signature

Managing Partner

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

K & Z PARTNERS, LLC

CONTENTS

Yin Shen Co. CPA
3150 140th Street, Room 6c
New York, New York 11354
Tel: 718-358-7956, Fax: 718-358-1281

Independent Auditor's Report

To The Member
K&Z Partners, LLC

We have audited the accompanying statement of financial condition of K&Z Partners, LLC (the Company) as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of K&Z Partners, LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yin Shen Co. CPA
New York, New York
February 22, 2009

K & Z PARTNERS, LLC

Statement of Financial Condition

December 31, 2008

ASSETS

Cash & cash equivalent	$	15,579.74
Accounts receivable		12,000.00
Prepaid expenses		2,612.00
Property & equipment (net)		6,257.68
Total assets	$	36,449.42

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable	$	4,494.36
Accrued expenses		5,000.00
Total liabilities		9,494.36
Members' Equity		
Members' Capital		296,622.45
Current changes		(269,667.39)
Total members' equity		26,955.06
Total liabilities and members' equity	$	36,449.42

The accompanying notes are an integral part of these financial statements

K & Z PARTNERS, LLC

Statement of Income

for the Year Ended December 31, 2008

REVENUES:	
Commission and service income	$ 2,690,071.55
Consulting income	192,266.87
Interest income	3,974.68
Other income	-
Total Revenue	$ 2,886,313.10
EXPENSES:	
Compensations and benefits	$ 218,012.68
Commissions	2,712,826.00
Communications	10,665.61
Occupancy	3,130.62
Regulatory fees and expenses	2,947.74
Professional and consulting fees	90,851.69
Other expenses	102,546.15
Total Expenses	3,140,980.49
INCOME BEFORE INCOME TAXES	(254,667.39)
PROVISION FOR INCOME TAXES	-
NET INCOME (LOSS)	$ (254,667.39)

The accompanying notes are an integral part of these financial statements

K & Z PARTNERS, LLC

Statement of Cash Flows

for the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ (254,667.39)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	1,788.14	
Accounts receivable	(8,793.00)	
Prepaid expenses	(2,612.00)	
Accounts payable	(21,148.46)	
Other payable	(286.93)	
Total adjustments		(31,052.25)
Net cash used in operating activities		(285,719.64)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment	-	
Others	-	-
Net cash used in investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' contributions	10,000.00	
Members' withdrawals	(25,000.00)	(15,000.00)
Net cash provided by financing activities		(15,000.00)
INCREASE IN CASH		(300,719.64)
CASH AT BEGINNING OF THE YEAR		316,299.38
CASH AT END OF THE YEAR		$ 15,579.74

The accompanying notes are an integral part of these financial statements

K & Z PARTNERS, LLC

Statement of Changes in Member's Capital

for the Year Ended December 31, 2008

	Member's Capital
Balance, January 1, 2008	$ 296,622.45
Net Income	(254,667.39)
Member's Capital Contributions	10,000.00
Member's Capital Withdrawals	(25,000.00)
	-
Balance, December 31, 2008	$ 26,955.06

The accompanying notes are an integral part of these financial statements

K&Z Partners, LLC
Notes to Financial Statements

For the Year Ended December 31, 2008

1. Organization and nature of business

K&Z Partners, LLC (the Company) was formed as a Limited Liability Company on September 2, 1998, and registered as a broker dealer with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA) The Company engaged in the business to provide asset and risk management consulting advice to high net worth individuals and institutions. The Company does not carry customer accounts and is exempt from SEC customer protect rules. The Company is a Delaware corporation and authorized doing business in State of New York on February 15, 2000.

2. Significant Accounting Policies

a. Income recognition:
The Company recognizes and records advisory and consulting fees when performance is substantially completed.

b. Property and equipment:
Furniture and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of depreciable assets.

c. Cash and cash equivalents:
For purpose of statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not hold for sale in the ordinary course of business.

d. Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

e. Accounting method
The Company prepares its financial statements on the accrual basis of accounting.

3. Property and equipment:

Property and equipment consists of the following as of December 31, 2008:

Office equipment	$ 8,939
Less: Accumulated depreciation	(2,682)
Net book value	$ 6,257

Depreciation for the year ended December 31, 2008 amounted to $1788. Fixed assets are depreciated using the straight-line method over the estimated life of the related assets. Estimated lives for equipment are five years.

4. Income taxes:

The Company is a limited liability company where the member is individually responsible for income taxes that result from the Company's operations. The company is still liable for certain state taxes.

5. Related party transactions

The Company currently occupies space of an entity whereby the Company derives certain revenues. Currently, the Company does not pay rent for the space.

6. Commitments and contingencies:

The Company leased office space and also licensed for use part of its office space. Both lease agreement and the license agreement terminated February 2006. No new agreement signed in since then. The Company did not pay office rent in 2008. The Company has a lease arrangement for a copier accounted for as an operating lease. The agreement will terminate in February 2009. Lease payments stopped in May 2008 for better deal negotiated with the lessor, and the deal is not reached as at this report date.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1, and minimum dollar amount of net capital requirement is $5,000. At December 31, 2008, the Company was in compliance with these regulations. The company's aggregate indebtedness to net capital ratio was 1.56 to 1 and dollar amount exceeds required limit by $1,085.

K & Z PARTNERS, LLC

Supplementary Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2008

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS form X-17A-5.

Schedule I

K & Z PARTNERS, LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2008

NET CAPITAL		
Total partners' equity		$ 26,955.06
Deduct stockholders' equity not allowable for net capital		0
Total stockholders' equity qualified for net capital		26,955.06
Deductions:		
Nonallowable assets		
Furniture, and equipment, net	(6,257.68)	
Other assets	(14,612.00)	(20,869.68)
		6,085.38
Net capital before haircuts on securities positions		
Haircuts on securities		
Other securities	0	0
NET CAPITAL		$ 6,085.38
AGGREGATE INDEBTEDNESS		
Commission payable	0	
Other payable and accrued expenses	9,494.36	9,494.36
Total aggregate indebtedness		$ 9,494.36
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		632.96
Minimum dollar required:		5,000.00
Excess net capital		$ 1,085.38
Excess net capital at 1,000% (Net capital - 10% of AI)		$ 5,135.94
Ratio: Aggregate indebtedness to net capital		1.56

Schedule I (cont.)

K & Z PARTNERS, LLC

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report		$	6,899.00
Adjustments:			
Difference due to offsetting various assets accounts against related liabilities	813.62		813.62
Net capital per above		$	6,085.38

Schedule II

K & Z PARTNERS, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2008

K & Z Partners, LLC is an introducing broker and is exempt from the provision of SEC Rule 15c3-3. The condition of exemption was being maintained.

Report on Internal Control Structure Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC rule 15c3-3

To The Member
K&Z Partners, LLC.

In Planning and performing our audit of the financial statements of K&Z Partners, LLC (the Company), for the year ended December 31, 2008, we considered its internal control, including its anti-money laundering measures and procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of express our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any following:

1. Making quarterly securities examinations, counts verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and the procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used for any other purpose.

Yin Shen Co. CPA
New York, New York
February 22, 2009